FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

6 August 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6 K:

Interim Results 2003

     Interim results
for the half year ended
30 June 2003

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	First half		First half			Full year
	2003		2002			2002
	£m		£m		Increase	£m

Total income	9,080		8,182		11%	16,815

Operating expenses*	4,051		3,740		8%	7,669

Operating profit before provisions*	4,193		3,803		10%	7,796

Profit before tax, goodwill amortisation
and integration costs	3,451		3,151		10%	6,451

Profit before tax	2,896		2,325		25%	4,763

Cost:income ratio**	43.0%		44.2%		-	44.0%

Basic earnings per ordinary share	60.0	p	46.6	p	29%	68.4	p

Adjusted earnings per ordinary share	76.5	p	69.8	p	10%	144.1	p

Dividends per ordinary share	14.6	p	12.7	p	15%	43.7	p

*	excludes goodwill amortisation and integration costs.
**	the cost:income ratio is based on operating expenses excluding goodwill amortisation and integration costs, and after netting operating lease depreciation against rental income.

Sir George Mathewson, Chairman of The Royal Bank of Scotland Group plc, said:

"These are strong results, the more so for having been delivered against a backdrop of a lower growth environment in the markets in which we operate".

THE ROYAL BANK OF SCOTLAND GROUP plc

FIRST HALF 2003 HIGHLIGHTS

  Profit before tax, goodwill amortisation and integration costs up 10% to £3,451 million.
  Profit before tax up 25% to £2,896 million.
  Income up 11% to £9,080 million.
  Operating expenses up 8% to £4,051 million.
  Excluding acquisitions, income up 10%, expenses up 7%.
  Customer growth in all divisions.
  Net interest margin in line with guidance at 3.0%.
  Further efficiency gains - cost:income ratio 43.0%, improved from 44.2%.
  Profit and loss charge for provisions £742 million, in line with growth in lending.
  Credit quality remains strong and problem loan metrics continue to improve.
  Basic earnings per share up 29%.
  Adjusted earnings per share up 10%.
  Interim dividend 14.6p per share, up 15%.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

The Group continued to make good progress during the first half of 2003. We achieved strong growth in income, a further improvement in efficiency and maintained credit quality. As a result, we increased both our Group profit before tax, goodwill amortisation and integration costs, and our adjusted earnings per share, by 10%.

During the first half of 2003, we grew income across the Group as a whole by £898 million, with Direct Line, Retail Direct and Corporate Banking and Financial Markets achieving particularly strong year-on-year growth. We continue to see good growth in loans and deposits in both the UK and the US while maintaining our cautious stance towards corporate lending in particular. In addition, our credit card and general insurance businesses continue to perform strongly. All divisions of the Group increased their customer numbers.

Net interest margin at 3.0% (2002 – 3.1%) was in line with guidance given in February 2003, with the lower interest rate environment reducing both the benefit of interest-free funds and treasury income; and net interest income in the UK was reduced by the outcome of the Competition Commission inquiry into SME banking. A key strength of the Group however is the diversity of its revenue streams and, although interest margin was lower than the same period last year, non-interest income, including fees, commissions and income from financial markets, was strong.

In addition to growing its income, the Group improved its efficiency further in the first half of 2003. Whilst expenses increased to support higher business volumes, the Group cost:income ratio improved to 43.0% (2002 – 44.2%).

Provisions for bad debts amounted to £746 million in the first half of 2003, a level consistent with provisions reported in 2002 and the growth in the loan book. Credit quality remains strong, with no material change to the distribution by grade of our risk assets. Credit metrics have continued to improve, with risk elements in lending representing 2.01% of loans and advances to customers compared with 2.14% at 31 December 2002 and 2.24% at 30 June 2002. Potential problem loans saw a reduction of 18% from the position reported at 31 December 2002.

REVIEW OF DIVISIONS

Corporate Banking and Financial Markets increased its income by 12% and contribution before Manufacturing costs by 10% to £1,739 million (2002 – £1,581 million). Corporate Banking and Financial Markets maintained leading positions in the UK in corporate lending, leasing, deposits, payments, derivatives and foreign exchange and across a wide range of specialised corporate banking activities. It achieved good growth in customer numbers; in particular, UK mid-corporate customers increased by over 4,000 in the six months to June 2003. While good growth in loans and deposits was again achieved, net interest income was impacted by the outcome of the Competition Commission inquiry into SME banking and by the effect on deposit and treasury income of lower interest rates. Volumes in Financial Markets were up strongly in both the UK and the US as a result of growth in customer-driven activity in interest rate protection, mortgage securitisation and foreign exchange. Outside the UK, the division achieved good growth in Continental Europe through its offices in Paris, Frankfurt, Milan and Madrid.

Retail Banking achieved good volume growth across all areas of personal current accounts and mortgages, personal loans and deposits, and small business loans and current accounts. Total customers in the first six months of the year increased by 113,000. Average non-mortgage lending increased by 11%, mortgages increased by 12% and deposit balances increased by 5%. Both income and contribution were reduced in this period by the outcome of the Competition Commission inquiry into SME banking and by the impact of lower interest rates. Despite these significant negative factors, the division increased its income by 5% and contribution before Manufacturing costs by 3% to £1,535 million (2002 - £1,488 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Retail Direct increased its income by 15% and contribution before Manufacturing costs by 23% to £407 million (2002 – £330 million). Retail Direct increased its customer accounts by 500,000 while expanding balances and fee income associated with these accounts. In July 2003, RBS bought the credit card and personal loan portfolios of Santander Direkt Bank which will add 480,000 customers in Germany.

Manufacturing costs increased by 2% to £900 million (2002 – £886 million). Technology costs were down 6% to £291 million (2002 – £309 million), while other costs were up by 6% to £609 million (2002 – £577 million), reflecting increased volume of customer transactions.

Wealth Management's income declined by 8% and contribution by 10% to £219 million (2002 –£244 million), reflecting continued difficult stock market conditions, although customer numbers and funds under management saw positive movements. In July 2003, RBS sold the Miami-based operations of Coutts to Santander Central Hispano.

Direct Line Group increased its income by 30% and contribution by 32% to £202 million (2002 –£153 million). Direct Line Group increased its UK motor insurance policies by 193,000 and its UK home insurance policies by 60,000. In Continental Europe, Direct Line businesses in Spain, Italy and Germany increased their total policy numbers by 143,000. In June 2003, RBS announced the acquisition of Churchill Insurance Group PLC, which has subsequently received Office of Fair Trading clearance, but is still subject to approval from the Financial Services Authority.

Ulster Bank increased its income by 9% and its contribution by 5% to £131 million (2002 – £125 million). Ulster Bank achieved strong growth in loans and deposits but recorded lower income from treasury and stockbroking activities. Customers in total increased by 7,000 in the first six months.

Citizens increased its US dollar income by 16% and contribution by 23% to $685 million (2002 –$555 million). In sterling terms, Citizens income growth was 4% and its contribution growth 11% to £425 million (2002 - £384 million). Citizens increased its personal customer base by 237,000 and its business customers by 18,000 as a result of organic growth, through both traditional branches and supermarket branches, and through the acquisition of Commonwealth Bancorp, Inc., Pennsylvania, which was completed in January 2003. In July 2003, Citizens announced the acquisition of Community Bancorp, Inc., Massachusetts and completed the acquisition of Port Financial Corp., Massachusetts.

OUTLOOK
 These results provide further evidence of the core strengths of our Group: the ability to grow income strongly while improving efficiency and maintaining credit quality. Coupled with our strong cash generation these attributes present us with a wide range of strategic options.

Consequently, whilst an inherently and fundamentally optimistic outlook is tempered to a degree by elements of uncertainty in the markets in which we operate, we remain confident of our ability to continue to deliver superior value for our shareholders, customers and staff.

Fred Goodwin
Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit
The Group increased its profit before tax, goodwill amortisation and integration costs by 10% or £300 million, from £3,151 million to £3,451 million.

Profit before tax was up 25%, from £2,325 million to £2,896 million.

Total income
 The Group continued to achieve strong growth in income. Total income at £9,080 million was up 11% or £898 million. Excluding acquisitions, total income rose by 10%.

Net interest income increased by 4% to £4,025 million. The Group has maintained the good volume growth seen in the second half of last year. Average loans and advances to customers are up 12% over the comparable period last year, and average customer deposits have grown by 8%. While volume growth has been strong, income growth in this period has been affected by foreign exchange translation and the outcome of the Competition Commission inquiry into SME banking. In addition, lower interest rates have reduced the benefit of interest-free funds.

Non-interest income increased by 17% to £5,055 million. Growth in general insurance premium income was a major contributor to this as a result of strong growth across both motor and home products.

In addition, volumes in financial markets were up strongly in both the UK and the US as a result of growth in customer-driven activity in interest rate protection, mortgage securitisation and foreign exchange.

Operating lease income was also up strongly due to expansion of the operating lease portfolio in Corporate Banking and Financial Markets.

Net interest margin
The Group's net interest margin at 3.0% was, as anticipated, down from 3.1% due to a reduced benefit from interest-free funds arising from lower interest rates and the outcome of the Competition Commission inquiry into SME banking.

Operating expenses
Operating expenses, excluding goodwill amortisation and integration costs, rose by 8% to £4,051 million. Excluding acquisitions, operating expenses were up 7% or £251 million in support of strong growth in business volumes.

Cost:income ratio
Strong income growth coupled with tight cost management resulted in a further improvement in the Group's ratio of operating expenses (excluding goodwill amortisation and integration costs and after netting operating lease depreciation against rental income) to total income, to 43.0% from 44.2%. Excluding the effect of acquisitions, the cost:income ratio improved to 42.7%.

Net insurance claims
Consistent with volume growth and reflecting stability in claims experience, general insurance claims, after reinsurance, increased by 31% to £836 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Provisions
The profit and loss charge for bad debts and amounts written off fixed asset investments was £742 million compared with £652 million in the first half of 2002 and £693 million in the second half of 2002. The profit and loss charge is in line with the growth in loans and advances.

Credit quality
Overall credit quality remains strong with no material change in the distribution by grade of the Group's total risk assets compared with the position at 31 December 2002.

The ratio of risk elements in lending to gross loans and advances to customers at 2.01% at 30 June 2003 showed an improving trend (31 December 2002 - 2.14%; 30 June 2002 - 2.24%).

Risk elements in lending and potential problem loans represented 2.40% of total loans and advances to customers compared with 2.66% at 31 December 2002 and 2.82% at 30 June 2002.

Integration
By February 2003 all integration initiatives in relation to NatWest had been implemented. The programme annualised benefits, comprising £890 million revenue benefits and £1,440 million cost savings, were fully implemented less than three years after the acquisition of NatWest. Total costs for the integration programme were £2.3 billion, in line with the revised plan.

Integration costs for the six months ended 30 June 2003 were £182 million. Of this amount, £143 million related to the final elements of the NatWest integration, which has now been completed.

Earnings and dividends
Basic earnings per ordinary share increased by 29%, from 46.6p to 60.0p, reflecting lower integration costs in the first half of 2003. Earnings per ordinary share, adjusted for goodwill amortisation and integration costs, increased by 10%, from 69.8p to 76.5p.

An interim dividend of 14.6p per ordinary share, an increase of 15%, will be paid on 10 October 2003 to shareholders registered on 15 August 2003. The interim dividend is covered 5.2 times by earnings before goodwill amortisation and integration costs.

Balance sheet
Total assets were £449 billion at 30 June 2003, 9% higher than total assets of £412 billion at 31 December 2002.

In the first half of 2003, lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased by 8% or £17 billion to £218 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 6% or £12 billion to £206 billion.

Capital ratios at 30 June 2003 were 7.6% (tier 1) and 12.3% (total), against 7.3% (tier 1) and 11.7% (total) at 31 December 2002. These ratios are slightly higher than our target ratios ahead of the acquisition of Churchill Insurance.

Profitability
The adjusted after-tax return on ordinary equity was 18.2% compared with 17.4% for the first half of 2002. This is based on profit attributable to ordinary shareholders before goodwill amortisation and integration costs, and average ordinary equity.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Acquisitions
In January 2003, Citizens completed the acquisition of Pennsylvania-based commercial bank, Commonwealth Bancorp, Inc. for a cash consideration of US$450 million.

In April 2003, Citizens announced the acquisition of Port Financial Corp., the holding company of the Massachusetts savings bank, CambridgePort Bank for a cash consideration of US$285 million. This transaction was completed on 31 July 2003.

In May 2003, RBS announced the acquisition of Nordisk Renting AB, a Swedish leasing company, for a cash consideration of €104 million. This transaction was completed on 2 June 2003.

In May 2003, RBS announced the purchase of the credit card and personal loans portfolios of Frankfurt-based Santander Direkt Bank for a consideration of €486 million. This transaction was completed on 31 July 2003.

In June 2003, RBS announced the acquisition of Churchill Insurance Group PLC for a consideration of £1.1 billion. OFT clearance has been received and the transaction, which is still subject to approval of the FSA, is expected to be completed by the fourth quarter of 2003.

In July 2003, Citizens announced the acquisition of Community Bancorp, Inc., the holding company for Community National Bank, for a cash consideration of US$116 million. This transaction is subject to Community Bancorp, Inc. shareholder and US regulatory approvals and is expected to be completed by the end of 2003.

Disposals
In May 2003, RBS announced the sale of the Miami-based Latin American private banking operations of Coutts Group to Santander Central Hispano for a premium of approximately US$75 million. This transaction was completed on 31 July 2003.

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2003 (unaudited)

In the profit and loss account set out below goodwill amortisation and integration costs are shown separately. In the statutory profit and loss account on page 25, these items are included in the captions prescribed by the Companies Act 1985.

	First half		First half		Full year
	2003		2002		2002
	£m		£m		£m

Net interest income	4,025		3,873		7,849

Dividend income	30		29		58
Fees and commissions receivable	2,719		2,609		5,308
Fees and commissions payable	(554)		(481)		(965)
Dealing profits (before associated direct costs)	985		724		1,462
Other operating income	726		543		1,209

	3,906		3,424		7,072
General insurance premium income	1,149		885		1,894

Non-interest income	5,055		4,309		8,966

Total income	9,080		8,182		16,815

Staff costs	2,126		1,930		3,942
Other operating expenses	1,925		1,810		3,727

Operating expenses	4,051		3,740		7,669

Profit before other operating charges	5,029		4,442		9,146
General insurance claims	836		639		1,350

Operating profit before provisions	4,193		3,803		7,796
Provisions for bad and doubtful debts	746		611		1,286
Amounts written off fixed asset investments	(4)		41		59

Profit before tax, goodwill amortisation and
integration costs	3,451		3,151		6,451
Goodwill amortisation	373		365		731
Integration costs	182		461		957

Profit before tax	2,896		2,325		4,763
Tax	927		781		1,556

Profit after tax	1,969		1,544		3,207
Minority interests (including non-equity)	87		49		133
Preference dividends	137		159		305

	1,745		1,336		2,769
Additional Value Shares dividend	-		-		798

Profit attributable to ordinary shareholders	1,745		1,336		1,971
Ordinary dividends	431		368		1,267

Retained profit	1,314		968		704

Basic earnings per ordinary share (Note 4)	60.0	p	46.6	p	68.4	p

Adjusted earnings per ordinary share (Note 4)	76.5	p	69.8	p	144.1	p

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	First half	First half	Increase/	Full year
	2003	2002	(decrease) in	2002
			contribution
	£m	£m	%	£m

Corporate Banking and Financial Markets*	1,739	1,581	10	3,261
Retail Banking	1,535	1,488	3	3,019
Retail Direct	407	330	23	701
Manufacturing*	(900)	(886)	(2)	(1,762)
Wealth Management*	219	244	(10)	454
Direct Line Group	202	153	32	355
Ulster Bank	131	125	5	244
Citizens	425	384	11	766
Central items	(307)	(268)	(15)	(587)

Profit before goodwill amortisation
and integration costs	3,451	3,151	10	6,451

* prior periods have been restated to reflect the transfer in the first half of 2003 of certain activities from Corporate Banking and Financial Markets and Wealth Management to Manufacturing.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS

	First half	First half	Full year
	2003	2002	2002
		(restated*)	(restated*)
	£m	£m	£m

Net interest income excluding funding cost
of operating lease assets	1,246	1,264	2,529
Operating lease funding cost	(100)	(85)	(180)

Net interest income	1,146	1,179	2,349

Fees and commissions receivable	704	680	1,394
Fees and commissions payable	(101)	(74)	(157)
Dealing profits (before associated direct costs)	913	656	1,338
Operating lease rentals	446	356	791
Other operating income	186	137	337

Non-interest income	2,148	1,755	3,703

Total income	3,294	2,934	6,052

Direct expenses
- staff costs	710	602	1,230
- other	189	178	375
- operating lease depreciation	252	217	461

	1,151	997	2,066

Contribution before provisions	2,143	1,937	3,986
Provisions	404	356	725

Contribution	1,739	1,581	3,261

* prior periods have been restated following the transfer of certain activities to Manufacturing.

	£bn	£bn	£bn
Total assets**	234.4	201.0	203.4
Loans and advances to customers** – gross
- banking book	98.1	88.0	92.1
- trading book	5.9	3.5	3.6
Operating lease assets	5.9	4.1	5.3
Customer deposits**	67.6	58.0	62.2
Weighted risk assets – banking	139.9	119.3	125.2
– trading	13.2	10.7	11.3

** excluding repos and reverse repos

Corporate Banking and Financial Markets (“CBFM”) is the largest provider of banking services to medium and large businesses in the UK and the leader in the UK in asset finance. It provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance, leasing and factoring. Treasury and capital markets products are provided through Financial Markets which is a leading provider of debt, foreign exchange and derivatives products.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS (continued)

Contribution increased over the first half of 2002 by 10% or £158 million to £1,739 million.

Total income was up 12% or £360 million to £3,294 million. Excluding the effect of the acquisition of Dixon Motors in May 2002, which added £36 million, total income was up 11%.

Net interest income, excluding the cost of funding operating lease assets, was £18 million lower at £1,246 million, reflecting the reduced benefit of interest-free funds due to lower interest rates and the outcome of the Competition Commission inquiry into SME banking. In addition, income from treasury was lower as a result of less favourable market conditions. Balance sheet growth however was good; average loans and advances to customers of the banking business increased by 9% or £7.9 billion to £93.0 billion and average customer deposits increased by 8% or £4.4 billion to £59.7 billion.

Non-interest income rose by 22% or £393 million to £2,148 million. Dealing profits before associated direct costs were up £257 million, reflecting increased volumes in the UK and the US as a result of growth in customer activity in interest rate protection, mortgage securitisation and foreign exchange. There was also a significant increase in operating lease rentals, up 25% or £90 million to £446 million, reflecting growth in the asset finance business.

Direct expenses increased by 15% or £154 million to £1,151 million. Excluding Dixon Motors, which added £31 million and after netting operating lease asset depreciation against rental income, expenses rose by 11%, in line with income growth.

The charge for provisions for bad debts and amounts written off fixed asset investments amounted to £404 million compared with £369 million in the second half of 2002 and £356 million in the first half of 2002.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING
	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m
Net interest income	1,433	1,376	2,840
Non-interest income	703	661	1,353

Total income	2,136	2,037	4,193

Direct expenses
- staff costs	373	349	707
- other	93	98	254

	466	447	961

Contribution before provisions	1,670	1,590	3,232
Provisions	135	102	213

Contribution	1,535	1,488	3,019

	£bn	£bn	£bn
Total assets	63.4	62.9	66.5
Loans and advances to customers - gross
- mortgages	33.6	30.2	32.1
- other	24.2	21.4	23.5
Customer deposits	64.0	59.3	61.7
Weighted risk assets	41.2	36.6	38.8

Retail Banking provides a wide range of banking, insurance and related financial services to individuals and small businesses. These services are delivered from a network of Royal Bank of Scotland and NatWest branches throughout Great Britain and through the telephone, ATMs and the internet. Credit card services provided to retail customers are included within the Retail Direct division.

The division achieved good volume growth across all areas of personal current accounts and mortgages, personal loans and deposits, and small business loans and current accounts. Total customers in the first six months of the year increased by 113,000. Both income and contribution were reduced in this period by the outcome of the Competition Commission inquiry into SME banking and by the impact of lower interest rates. Despite these significant negative factors, the division increased its income by 5% or £99 million to £2,136 million, and contribution before Manufacturing costs by 3% or £47 million to £1,535 million.

Net interest income rose by 4% or £57 million to £1,433 million, reflecting strong growth in customer advances and deposits which was partially offset in this particular period by the outcome of the Competition Commission inquiry into SME banking and the impact of a lower interest rate environment. Average loans to customers, excluding mortgages, grew by 11% or £2.2 billion to £23.2 billion. Average mortgage lending grew by 12% or £3.6 billion to £32.6 billion. Average customer deposits increased by 5% or £2.8 billion to £59.6 billion.

Non-interest income rose by 6% or £42 million to £703 million. This was due to continued growth in customer numbers, increased volumes in the general insurance business and higher embedded value profit.

Direct expenses increased by 4% or £19 million to £466 million.

The charge for provisions for bad debts increased by £33 million to £135 million, reflecting growth in lending over recent years.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL DIRECT

	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m

Net interest income	400	370	749
Non-interest income	468	386	841

Total income	868	756	1,590

Direct expenses
- staff costs	101	88	190
- other	213	198	418

	314	286	608

Contribution before provisions	554	470	982
Provisions	147	140	281

Contribution	407	330	701

	£bn	£bn	£bn
Total assets	20.3	17.7	19.4
Loans and advances to customers - gross
- mortgages	7.6	6.3	7.0
- other	12.9	11.4	12.4
Customer deposits	4.5	4.2	4.4
Weighted risk assets	15.3	13.0	14.4

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes: Tesco Personal Finance (“TPF”), The One account, Direct Line Financial Services (“DLFS”), Lombard Direct, WorldPay Limited, the Group’s internet banking platform, the Primeline brand, and in Europe, the Comfort Card businesses, all of them offering products to customers through direct channels. In July 2003, Retail Direct completed the purchase of the credit card and personal loans portfolios of Frankfurt-based Santander Direkt Bank.

Contribution increased over the first half of 2002 by 23% or £77 million to £407 million.

Total income was up 15% or £112 million to £868 million, reflecting continued strong growth in the Cards Business and in TPF. WorldPay, which was acquired in the second half of 2002, added £6 million.

Net interest income was up 8% or £30 million to £400 million. Average credit card balances were up 5% to £8.4 billion. In TPF, average personal loans rose by 21% and average customer deposits by 20%. Average mortgage lending was 24% higher in The One account and 10% higher in DLFS, while average personal lending in DLFS and Lombard Direct increased by 22%.

Non-interest income was up 21% or £82 million to £468 million. There was good growth in credit card fees, insurance and ATM income resulting from increased volumes, particularly in TPF and the Cards Business.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL DIRECT (continued)

In the six months to 30 June 2003, the total number of customer accounts increased by 500,000.

Direct expenses increased by 10% or £28 million to £314 million to support business expansion and includes £9 million relating to WorldPay.

The charge for provisions for bad debts increased by £7 million to £147 million, reflecting growth in lending volumes offset by higher recoveries.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	First half	First half	Full year
	2003	2002	2002
		(restated*)	(restated*)
	£m	£m	£m

Staff costs	287	261	536
Other costs	613	625	1,226

Total manufacturing costs	900	886	1,762

Analysis:
Group Technology**	291	309	613
Group Purchasing and Property Operations**	319	299	585
Customer Support and other operations	290	278	564

Total manufacturing costs	900	886	1,762

* prior periods have been restated following the transfer of certain activities from Corporate Banking and Financial Markets and Wealth Management.

** prior periods have also been restated to reflect the transfer of certain business units within Manufacturing.

Manufacturing supports the customer facing businesses, mainly Corporate Banking and Financial Markets, Retail Banking, Retail Direct and Wealth Management, and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

The expenditure incurred by Manufacturing relates to shared costs in respect of the Group's UK banking operations. These costs reflect, inter alia, operational technology, account processing and management, and money transmission activities which are shared between the various customer-facing divisions. Consequently, these joint costs cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets.

Manufacturing drives optimum efficiencies in high volume processing activities, leverages the Group's purchasing power and has become the centre of excellence for managing large scale and complex change.

Manufacturing's costs increased by 2% or £14 million, to £900 million.

Lower costs in Group Technology reflect the benefits of the successful migration of NatWest onto the RBS technology platform during 2002.

Group Purchasing and Property Operations costs increased principally as a result of investment in the Group’s property infrastructure, notably in London and Birmingham, and in modernisation of the branch network.

Customer Support and other operations continued with its programme of customer service enhancements. A significant element of this has been the rollout of the new telephony proposition that has enabled NatWest customers to call their branch direct, a major enhancement to customer service.

THE ROYAL BANK OF SCOTLAND GROUP plc

WEALTH MANAGEMENT

	First half	First half	Full year
	2003	2002	2002
		(restated*)	(restated*)
	£m	£m	£m
Net interest income	225	228	460
Non-interest income	204	236	447

Total income	429	464	907

Expenses
- staff costs	139	149	301
- other	74	79	163

	213	228	464

Contribution before provisions	216	236	443
Net release of provisions	3	8	11

Contribution	219	244	454

	£bn	£bn	£bn
Total assets	14.0	13.8	13.4
Investment management assets - excluding
deposits	21.6	21.3	20.5
Customer deposits	29.7	28.9	29.1
Weighted risk assets	8.7	8.9	8.4

* prior periods have been restated following the transfer of certain activities to Manufacturing.

Wealth Management comprises Coutts Group, Adam & Company, The Royal Bank of Scotland International, The Royal Bank of Scotland Private Banking, NatWest Offshore and NatWest Private Banking. Following the sale in September 2002 of a 50% interest, NatWest Stockbrokers now operates as a 50:50 joint venture with TD Waterhouse. The Miami-based private banking operations of Coutts Group were sold to Santander Central Hispano in July 2003.

Contribution was £219 million, £25 million or 10% lower than the first half of 2002, in part due to the sale of NatWest Stockbrokers in September 2002 which had contributed £15 million of income and £12 million of costs in the first half of 2002.

Total income was down by 8% or £35 million to £429 million reflecting the effect of low interest rates and difficult stock market conditions.

Net interest income declined by 1% or £3 million to £225 million. Growth in banking volumes was negated by the effect of lower interest rates.

Non-interest income declined by 14% or £32 million to £204 million. The reduction reflects the continuing impact of lower equity markets on fees and commissions. Investment management assets increased to £21.6 billion.

Expenses were down by 7% or £15 million to £213 million reflecting tight cost control.

There was a net release of provisions of £3 million in the first half of 2003, against a net release of £8 million in the first half of 2002, reflecting recoveries in both periods.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIRECT LINE GROUP

	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m

Earned premiums	1,359	1,111	2,383
Reinsurers' share	(210)	(226)	(489)

Insurance premium income	1,149	885	1,894
Other income	132	104	245

Total income	1,281	989	2,139

Expenses
- staff costs	96	90	178
- other	147	107	256

	243	197	434

Gross claims	1,002	787	1,693
Reinsurers' share	(166)	(148)	(343)

Net claims	836	639	1,350

Contribution	202	153	355

In-force policies (000)
- motor: UK	4,861	4,376	4,668
- motor: International	1,395	782	1,224
- home: UK	1,647	1,552	1,587
Combined operating ratio - UK (%)	89.5	89.1	89.4
Insurance reserves - UK (£m)	2,120	1,787	1,946

Direct Line Group sells and underwrites retail and wholesale insurance on the telephone and the internet. The Retail Division sells general insurance and motor breakdown services direct to the customer and UKI Partnerships is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain, Germany, Italy and Japan. In June 2003, RBS Group announced the acquisition of Churchill Insurance Group PLC. The transaction, which has received clearance from the OFT but is still subject to FSA approval, is expected to be completed by the fourth quarter of 2003.

Contribution increased over the first half of 2002 by 32% or £49 million to £202 million.

Total income was up 30% or £292 million to £1,281 million.

After reinsurance, insurance premium income was up 30% or £264 million to £1,149 million, reflecting strong growth in the customer base. In the six months to 30 June 2003, the number of UK in-force motor insurance policies increased by 193,000, while the number of UK in-force home insurance policies increased by 60,000. The number of international in-force motor policies increased by 171,000 since December 2002.

Other income increased by 27% or £28 million to £132 million with growth in customer volumes partially offset by the effect of lower interest rates.

Expenses increased by 23% or £46 million to £243 million to support the growth in business.

Net claims, after reinsurance, increased by 31% or £197 million to £836 million, mainly as a result of higher business volumes.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m
Net interest income	190	165	339
Non-interest income	91	92	181

Total income	281	257	520

Expenses
- staff costs	79	69	145
- other	53	52	109

	132	121	254

Contribution before provisions	149	136	266
Provisions	18	11	22

Contribution	131	125	244

	£bn	£bn	£bn
Total assets	14.2	11.6	12.7
Loans and advances to customers - gross	10.4	8.3	9.1
Customer deposits	9.0	8.1	8.8
Weighted risk assets	10.3	8.4	9.0
Average exchange rate - €/£	1.460	1.609	1.591
Spot exchange rate - €/£	1.437	1.543	1.536

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

Contribution increased over the first half of 2002 by 5% or £6 million to £131 million with exchange rate movements offsetting less favourable market conditions in treasury and stockbroking.

Total income increased by 9% or £24 million to £281 million reflecting volume growth and the positive effect of exchange rate movements which more than offset reduced benefit of interest-free funds due to lower interest rates.

Net interest income rose by 15% or £25 million to £190 million, reflecting strong growth in both average customer lending and deposits of the banking business. These increased by 23% or £1.8 billion, to £9.5 billion, and by 14% or £1.1 billion, to £8.7 billion respectively. The net interest margin fell slightly following reductions in both the UK base rate and the European Central Bank rate. The number of customers increased since December 2002 by 7,000.

Non-interest income fell by £1 million to £91 million. Good growth in banking and card fee income was masked by lower levels of activity in treasury reflecting difficult trading conditions. Depressed equity markets adversely affected brokerage fees.

Expenses increased by 9% or £11 million to £132 million, reflecting the annual pay award, and were adversely affected by exchange rate movements.

The charge for provisions for bad debts was up £7 million to £18 million reflecting growth in lending and a slight deterioration in asset quality.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m

Net interest income	638	640	1,248
Non-interest income	271	236	468

Total income	909	876	1,716

Expenses
- staff costs	254	243	485
- other	186	198	370

	440	441	855

Contribution before provisions	469	435	861
Provisions	44	51	95

Contribution	425	384	766

	$bn	$bn	$bn
Total assets	68.2	54.3	61.1
Loans and advances to customers - gross	37.5	27.1	31.4
Customer deposits	57.5	44.4	51.1
Weighted risk assets	44.1	36.5	38.8

Average exchange rate - US$/£	1.611	1.445	1.503
Spot exchange rate - US$/£	1.650	1.528	1.613

Citizens is engaged in retail and corporate banking activities through its branch network in the states of Rhode Island, Connecticut, Massachusetts, New Hampshire, Pennsylvania, Delaware and New Jersey. Citizens is the fifteenth largest commercial bank in the US based on deposits. In January 2003, Citizens completed the acquisition of Commonwealth Bancorp, Inc. of Pennsylvania, and in July 2003, completed the acquisition of Port Financial Corp., the holding company for CambridgePort Bank, a Massachusetts savings bank. Also in July 2003, Citizens announced the acquisition of Community Bancorp, Inc., Massachusetts, the holding company for Community National Bank. The transaction is subject to Community Bancorp, Inc. shareholder and US regulatory approvals and is expected to be completed by the end of 2003.

Contribution increased over the first half of 2002 by 11% or £41 million to £425 million; in US dollars, contribution increased by 23% or $130 million to $685 million.

Total income was up 16% or $200 million to $1,465 million.

Net interest income increased by 11% or $104 million to $1,029 million. Excluding the acquisitions, net interest income was up 7% or $62 million (£38 million), reflecting strong organic growth in personal loans and deposits. Excluding the acquisitions, average loans were up 25% or $6.7 billion and average deposits were up 22% or $9.4 billion. The benefit of this growth was partially offset by a narrowing interest margin due to reductions in US interest rates.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Non-interest income rose by 28% or $96 million to $436 million. Excluding the acquisitions, non-interest income was up 25% or $85 million (£52 million), as a result of growth in banking service charges and securities gains.

Expenses increased by 11% or $72 million to $709 million. Excluding the acquisitions, expenses increased by 7% or $45 million (£29 million), to support higher business volumes and expansion of Citizens' supermarket banking programme.

Provisions were down $2 million from $73 million to $71 million. Excluding the acquisitions, provisions were $4 million (£3 million), or 5%, lower than the first half of 2002.

In the six months ended 30 June 2003, Citizens increased its personal customer base by 237,000 accounts and its business customers by 18,000 due to growth through both traditional and supermarket branches, and the acquisition of Commonwealth Bancorp.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m

Funding costs	85	113	215
Central department costs
- staff costs	56	51	108
- other	69	48	102
Other corporate items – net	97	56	162

Total Central items	307	268	587

The Centre comprises group and corporate functions, such as human resources and finance, which provide services to the operating divisions.

Total Central items increased by £39 million to £307 million, compared with the first half of 2002.

Funding costs at £85 million, were 25% or £28 million lower partly due to the benefit of capital raising undertaken in the first half of the year.

Departmental and other costs at £222 million were broadly in line with the second half of 2002.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

		First half 2003			First half 2002
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
Assets		£m	£m	%	£m	£m	%
Treasury and other eligible bills
UK		1,656	27	3.3	935	9	1.9
Overseas		-	-	-	271	2	1.5
Loans and advances to banks
UK		13,212	230	3.5	13,733	254	3.7
Overseas		9,406	107	2.3	10,767	171	3.2
Loans and advances to customers
UK		166,743	4,671	5.6	150,028	4,507	6.0
Overseas		40,023	1,020	5.1	34,697	958	5.5
Debt securities
UK		22,683	382	3.4	16,919	335	4.0
Overseas		18,160	413	4.5	18,750	472	5.0

Interest-earning assets	- banking business
	UK	204,294	5,310	5.2	181,615	5,105	5.6
	Overseas	67,589	1,540	4.6	64,485	1,603	5.0

		271,883	6,850	5.0	246,100	6,708	5.5

	- trading business	91,946			75,941

Total interest-earning assets		363,829			322,041
Non-interest-earning assets		67,300			65,188

Total assets		431,129			387,229

Percentage of assets applicable to Overseas operations		32.0%			31.7%

Liabilities
Deposits by banks
UK		26,515	338	2.5	19,112	253	2.6
Overseas		9,819	110	2.2	10,496	129	2.5
Customer accounts
UK		130,902	1,513	2.3	118,123	1,499	2.5
Overseas		40,953	366	1.8	34,940	413	2.4
Debt securities in issue
UK		29,034	495	3.4	24,096	470	3.9
Overseas		9,674	64	1.3	9,032	129	2.9
Loan capital
UK		14,435	228	3.2	12,847	322	5.0
Overseas		156	8	10.3	173	9	10.4
Internal funding of trading business		(22,218)	(297)	2.7	(22,075)	(389)	3.5

Interest-bearing liabilities	- banking business
	UK	180,767	2,292	2.5	153,317	2,168	2.8
	Overseas	58,503	533	1.9	53,427	667	2.5

		239,270	2,825	2.3	206,744	2,835	2.8

	- trading business	88,778			72,095

Total interest-bearing liabilities		328,048			278,839
Non-interest-bearing liabilities
- demand deposits		24,130			28,309
- other liabilities		51,326			53,207
Shareholders' funds		27,625			26,874

Total liabilities and shareholders' funds		431,129			387,229

Percentage of liabilities applicable to Overseas
operations		31.1%			30.2%

The analysis between UK and Overseas has been compiled on the basis of location of office. Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

		First half	First half
		2003	2002
		Average	Average
		rate	rate
		%	%

The Group's base rate		3.8	4.0

London inter-bank three month offered rates:
Sterling		3.7	4.1
Eurodollar		1.3	1.9
Euro		2.5	3.4
Yields, spreads and margins of the banking business:
Gross yield
Group		5.0	5.5
UK		5.2	5.6
Overseas		4.6	5.0
Interest spread
Group		2.7	2.7
UK		2.7	2.8
Overseas		2.7	2.5
Net interest margin
Group		3.0	3.1
UK		3.0	3.2
Overseas		3.0	2.9

	First half	First half	Full year
	2003	2002	2002
	%	%	%
Gross yield on interest-earning assets of banking business	5.0	5.5	5.4
Cost of interest-bearing liabilities of banking business	(2.3)	(2.8)	(2.7)

Interest spread of banking business	2.7	2.7	2.7
Benefit from interest-free funds	0.3	0.4	0.4

Net interest margin of banking business	3.0	3.1	3.1

Interest spread for the Group as a whole was unchanged at 2.7%.

Interest-free balances fell by over £6 billion partly due to the outcome of the Competition Commission inquiry into SME banking and this together with the lower interest rate environment contributed to the reduction in the benefit of interest-free funds from 0.4% to 0.3% giving a decline in net interest margin from 3.1% to 3.0%.

UK

While individual product margins remained stable, a slightly greater proportion of relatively lower margin mortgage business has resulted in a reduction in spread versus the first half of 2002, although a spread of 2.7% is consistent with the second half of 2002. The reduced benefit of interest-free funds reflects the rate and volume impact on interest-free funds described above.

Overseas

Although asset spreads have tightened in US, overall mix and volume improvements elsewhere have resulted in an increased overseas spread from 2.5% to 2.7%. Lower interest rates led to a reduction in the benefit from interest-free funds.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2003 (unaudited)

In the consolidated profit and loss account set out below, goodwill amortisation and integration costs are included in the captions prescribed by the Companies Act 1985.

			Full year
	First half	First half	2002
	2003	2002	(Audited)
	£m	£m	£m

Interest receivable	6,850	6,708	13,561
Interest payable	2,825	2,835	5,712

Net interest income	4,025	3,873	7,849

Dividend income	30	29	58
Fees and commissions receivable	2,719	2,609	5,308
Fees and commissions payable	(554)	(481)	(965)
Dealing profits	985	724	1,462
Other operating income	726	543	1,209

	3,906	3,424	7,072
General insurance
- earned premiums	1,359	1,111	2,383
- reinsurance	(210)	(226)	(489)

Non-interest income	5,055	4,309	8,966

Total income	9,080	8,182	16,815

Administrative expenses
- staff costs*	2,238	2,192	4,472
- premises and equipment*	520	485	1,006
- other*	1,026	1,096	2,253
Depreciation and amortisation
- tangible fixed assets*	449	428	895
- goodwill	373	365	731

Operating expenses	4,606	4,566	9,357

Profit before other operating charges	4,474	3,616	7,458
General insurance
- gross claims	1,002	787	1,693
- reinsurance	(166)	(148)	(343)

Operating profit before provisions	3,638	2,977	6,108
Provisions for bad and doubtful debts	746	611	1,286
Amounts written off fixed asset investments	(4)	41	59

Profit on ordinary activities before tax	2,896	2,325	4,763

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2003 (unaudited) (continued)

	First half 2003 £m		First half 2002 £m		Full year 2002 (Audited) £m

Profit on ordinary activities before tax	2,896		2,325		4,763
Tax on profit on ordinary activities	927		781		1,556

Profit on ordinary activities after tax	1,969		1,544		3,207
Minority interests (including non-equity)	87		49		133

Profit after minority interests	1,882		1,495		3,074
Preference dividends	137		159		305

	1,745		1,336		2,769
Additional Value Shares dividend	-		-		798

Profit attributable to ordinary shareholders	1,745		1,336		1,971
Ordinary dividends	431		368		1,267

Retained profit	1,314		968		704

Basic earnings per ordinary share (Note 4)	60.0	p	46.6	p	68.4	p

Adjusted earnings per ordinary share (Note 4)	76.5	p	69.8	p	144.1	p

Diluted earnings per ordinary share (Note 4)	59.5	p	46.0	p	67.4	p

* Integration costs included in operating expenses comprise:

	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m

Staff costs	112	262	530
Premises and equipment	31	52	127
Other administrative expenses	38	146	298
Depreciation	1	1	2

	182	461	957

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2003 (unaudited)

		31 December
	30 June	2002	30 June
	2003	(Audited)	2002
	£m	£m	£m
Assets
Cash and balances at central banks	3,268	3,481	3,037
Items in the course of collection from other banks	3,729	2,741	3,925
Treasury bills and other eligible bills	7,047	11,459	8,184
Loans and advances to banks	44,923	44,296	39,172
Loans and advances to customers	248,726	223,324	209,884
Debt securities	73,328	67,042	68,829
Equity shares	2,150	1,886	1,794
Interests in associated undertakings	91	94	110
Intangible fixed assets	12,514	12,697	12,981
Tangible fixed assets	11,638	10,485	9,136
Settlement balances	15,169	4,102	9,635
Other assets	19,026	16,929	16,435
Prepayments and accrued income	4,074	4,353	4,487

	445,683	402,889	387,609
Long-term assurance assets attributable to
policyholders	3,462	9,111	9,530

Total assets	449,145	412,000	397,139

Liabilities
Deposits by banks	62,039	54,720	47,015
Items in the course of transmission to other banks	1,367	1,258	1,942
Customer accounts	225,697	219,161	204,800
Debt securities in issue	40,156	33,938	32,451
Settlement balances and short positions	36,749	19,412	31,004
Other liabilities	22,343	20,754	17,986
Accruals and deferred income	8,399	8,626	8,156
Provisions for liabilities and charges
- deferred taxation	1,909	1,834	1,672
- other provisions	293	330	306
Subordinated liabilities
- dated loan capital	8,151	7,602	7,247
- undated loan capital including convertible debt	7,545	6,363	6,215
Minority interests
- equity	(23)	(11)	32
- non-equity	2,444	1,850	1,383
Shareholders' funds
- equity	25,496	23,545	23,743
- non-equity	3,118	3,507	3,657

	445,683	402,889	387,609
Long-term assurance liabilities attributable to
policyholders	3,462	9,111	9,530

Total liabilities	449,145	412,000	397,139

Memorandum items
Contingent liabilities and commitments	138,933	144,180	146,249

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET

This overview compares the balance sheets at 30 June 2003 and 31 December 2002.

Total assets of £449.1 billion at 30 June 2003 were up £37.1 billion, 9%, compared with 31 December 2002, reflecting business growth.

Treasury bills and other eligible bills decreased by £4.4 billion, 39%, to £7.0 billion reflecting liquidity management.

Loans and advances to banks rose £0.6 billion, 1%, to £44.9 billion. Growth in bank placings, up £6.0 billion, 26% to £29.8 billion, was partially offset by decreased reverse repurchase agreements and stock borrowing ("reverse repos"), down £5.4 billion, 26%, to £15.1 billion, reflecting a switch to customer reverse repos.

Loans and advances to customers were up £25.4 billion, 11%, to £248.7 billion. Within this, reverse repos increased by 39%, £8.5 billion to £30.4 billion. Excluding reverse repos, lending increased by £16.9 billion, 8% to £218.3 billion with growth reflected across all divisions.

Debt securities increased by £6.3 billion, 9%, to £73.3 billion, principally relating to growth in Financial Markets.

Intangible fixed assets declined by £0.2 billion, 1% to £12.5 billion, reflecting amortisation in the period and the effect of exchange rate movements, partially offset by goodwill arising on the acquisition of Commonwealth Bancorp, Inc. and Nordisk Renting AB.

Tangible fixed assets were up £1.2 billion, 11% to £11.6 billion, primarily due to growth in operating lease assets.

Settlement balances increased by £11.1 billion to £15.2 billion as a result of increased trading activity.

Other assets rose by £2.1 billion, 12% to £19.0 billion, mainly due to growth in the mark-to-market value of trading derivatives.

Long-term assurance assets and liabilities declined £5.6 billion, 62% to £3.5 billion, resulting from the transfer of the pension managed fund business of NatWest Life to another third party life company.

Deposits by banks increased by £7.3 billion, 13% to £62.0 billion to fund business growth, with repurchase agreements and stock lending ("repos") up £0.5 billion, 3%, to £20.6 billion and inter-bank deposits up £6.8 billion, 20% to £41.4 billion.

Customer accounts were up £6.5 billion, 3% at £225.7 billion. Within this, repos were down £5.5 billion, 22% to £19.6 billion. Excluding repos, deposits rose by £12.0 billion, 6%, to £206.1 billion with growth across all divisions.

Debt securities in issue were up £6.2 billion, 18%, at £40.2 billion primarily to meet the Group's funding requirements.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET (continued)

Short positions were up £7.2 billion, 44% to £23.6 billion to fund the growth in the Group's trading activities. Settlement balances rose by £10.1 billion to £13.1 billion as a result of increased trading activity.

Other liabilities increased by £1.6 billion, 8% to £22.3 billion mainly due to growth in the mark-to-market value of trading derivatives.

Subordinated liabilities were up £1.7 billion, 12% to £15.7 billion. This reflected the issue of £0.5 billion (€750 million) euro denominated dated loan capital, and £0.7 billion sterling denominated and £0.5 billion (US$850 million) US$ denominated, undated loan capital.

Minority interests increased by £0.6 billion, 32%, to £2.4 billion, mainly reflecting the issue in May 2003 by a subsidiary of the Group of US$850 million (£0.5 billion) Series C non-cumulative trust preferred securities.

Shareholders’ funds were up £1.6 billion, 6% to £28.6 billion principally due to retentions of £1.3 billion and the issue of £0.6 billion of equity shares, mainly in respect of the scrip dividend, partly offset by the redemption of £0.4 billion non-equity shares in January 2003.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS ENDED 30 JUNE 2003 (unaudited)

	First half 2003 £m	First half 2002 £m	Full year 2002 (Audited) £m

Profit attributable to ordinary shareholders	1,745	1,336	1,971
Currency translation adjustments and other movements	47	13	36
Revaluation of premises	-	-	(33)

Total recognised gains in the period	1,792	1,349	1,974
Prior year adjustment arising from the implementation
of Financial Reporting Standard 19 ‘Deferred Tax’	-	(117)	(117)

Total recognised gains	1,792	1,232	1,857

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS’ FUNDS FOR THE SIX MONTHS ENDED 30 JUNE 2003 (unaudited)

	First half 2003 £m	First half 2002 £m	Full year 2002 (Audited) £m

Profit attributable to ordinary shareholders	1,745	1,336	1,971
Ordinary dividends	(431)	(368)	(1,267)

Retained profit for the period	1,314	968	704
Issue of ordinary shares	555	481	560
Redemption of preference shares	(364)	(600)	(600)
Goodwill previously written off to reserves	40	-	-
Other recognised gains	47	13	3
Currency translation adjustment on
share premium account	(30)	(130)	(283)

Net increase in shareholders’ funds	1,562	732	384
Opening shareholders’ funds	27,052	26,668	26,668

Closing shareholders’ funds	28,614	27,400	27,052

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED CASH FLOW STATEMENT
FOR SIX MONTHS ENDED 30 JUNE 2003 (unaudited)

	First half 2003 £m	First half 2002 £m	Full year 2002 (Audited) £m

Net cash inflow from operating activities (note 10)	14,428	4,597	13,737

Dividends received from associated undertakings	1	-	1

Returns on investments and servicing of finance
Preference dividends paid	(140)	(175)	(317)
Additional Value Shares dividend paid	-	-	(798)
Dividends paid to minority shareholders in
subsidiary undertakings	(60)	(22)	(112)
Interest paid on subordinated liabilities	(322)	(313)	(674)

Net cash outflow from returns on investments and
servicing of finance	(522)	(510)	(1,901)

Taxation
UK tax paid	(359)	(349)	(833)
Overseas tax paid	(233)	(142)	(274)

Net cash outflow from taxation	(592)	(491)	(1,107)

Capital expenditure and financial investment
Purchase of investment securities	(24,343)	(13,957)	(32,701)
Sale and maturity of investment securities	20,775	11,957	26,072
Purchase of tangible fixed assets	(1,533)	(1,344)	(3,367)
Sale of tangible fixed assets	395	615	811

Net cash outflow from capital expenditure and
financial investment	(4,706)	(2,729)	(9,185)

Acquisitions and disposals
Purchases of businesses and subsidiary
undertakings (net of cash acquired)	(318)	(173)	(308)
Investment in associated undertakings	(3)	(2)	(2)
Sale of subsidiary and associated
undertakings (net of cash sold)	105	-	29

Net cash outflow from acquisitions and disposals	(216)	(175)	(281)

Ordinary equity dividends paid	(396)	(381)	(729)

Net cash inflow before financing	7,997	311	535

Financing
Proceeds from issue of ordinary share capital	9	22	85
Proceeds from issue of trust preferred securities	512	802	1,242
Redemption of preference share capital	(364)	(600)	(600)
Issue of subordinated liabilities	1,731	1,167	2,157
Repayment of subordinated liabilities	(40)	(40)	(202)
Increase in minority interests	19	21	29

Net cash inflow from financing	1,867	1,372	2,711

Increase in cash	9,864	1,683	3,246

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies There have been no changes to the Group’s principal accounting policies as set out on pages 93 to 95 of the 2002 Report and Accounts.
2.	Provisions for bad and doubtful debts
Operating profit is stated after charging provisions for bad and doubtful debts of £746 million (30 June 2002 - £611 million). The balance sheet provisions for bad and doubtful debts increased in the six months to 30 June 2003 from £3,927 million to £3,971 million, and the movements thereon were:

			2003	2002
	Specific	General	Total	Total
	£m	£m	£m	£m

At 1 January	3,330	597	3,927	3,653
Currency translation and other adjustments	(8)	2	(6)	(18)
Acquisitions	10	-	10	-
Amounts written off	(740)	-	(740)	(424)
Recoveries of amounts previously written off	34	-	34	34
Charge to profit and loss account	741	5	746	611

At 30 June	3,367	604	3,971	3,856

3.	Taxation The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m
Tax on profit before goodwill amortisation
and integration costs	1,001	942	1,863
Tax relief on goodwill amortisation and
integration costs	(74)	(161)	(307)

	927	781	1,556

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m

Expected tax charge	869	698	1,429
Goodwill amortisation	95	92	190
Contributions to employee share schemes	(4)	(3)	(40)
Non-deductible items	3	5	111
Non-taxable items	(34)	(3)	(70)
Taxable foreign exchange movements	(2)	-	4
Foreign profits taxed at other rates	6	(7)	3
Unutilised losses brought forward
and carried forward	(1)	(1)	-
Adjustments in respect of prior periods	(5)	-	(71)

Actual tax charge	927	781	1,556

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

4.	Earnings per share Earnings per share have been calculated based on the following:
	First half		First half		Full year
	2003		2002		2002
	£m		£m		£m
Earnings
Profit attributable to ordinary shareholders	1,745		1,336		1,971

	Number of shares - millions
Weighted average number of
ordinary shares
In issue during the period	2,908		2,866		2,881
Effect of dilutive share options and
convertible non-equity shares	26		39		43

Diluted weighted average number of
ordinary shares during the period	2,934		2,905		2,924

Basic earnings per share	60.0	p	46.6	p	68.4	p
AVS dividend	-		-		27.7	p

	60.0	p	46.6	p	96.1	p
Goodwill amortisation	12.2	p	12.1	p	24.2	p
Integration costs	4.3	p	11.1	p	23.8	p

Adjusted earnings per share	76.5	p	69.8	p	144.1	p

Diluted earnings per share	59.5	p	46.0	p	67.4	p

5.

Interim dividend

The directors have declared an interim dividend of 14.6p per share on the ordinary shares. The interim dividend will be paid on 10 October 2003 to shareholders registered on 15 August 2003. As an alternative to cash, a scrip dividend election is to be offered and shareholders will receive details of this by letter.

6.	Analysis of repurchase agreements
	30 June	31 December	30 June
	2003	2002	2002
	£m	£m	£m
Reverse repurchase agreements and
stock borrowing
Loans and advances to banks	15,140	20,578	16,166
Loans and advances to customers	30,443	21,941	19,582

Repurchase agreements and stock lending
Deposits by banks	20,644	20,097	14,748
Customer accounts	19,595	25,060	19,401

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

7.	Contingent liabilities and commitments
	30 June	31 December	30 June
	2003	2002	2002
	£m	£m	£m
Contingent liabilities
Acceptances and endorsements	2,268	2,407	2,246
Guarantees and assets pledged as
collateral security	5,683	5,200	4,970
Other contingent liabilities	8,232	7,981	5,829

	16,183	15,588	13,045

Commitments
Documentary credits and other short-term
trade related transactions	244	655	2,098
Undrawn formal standby facilities, credit
lines and other commitments to lend	121,515	127,429	130,761
Other commitments	991	508	345

	122,750	128,592	133,204

Total contingent liabilities and commitments	138,933	144,180	146,249

8.

Derivatives

Replacement cost of over-the-counter contracts (trading and non-trading)
The following table shows the gross replacement cost, which is the sum of the fair values, of all over-the-counter contracts with third parties (trading and non-trading) with positive value. This measure makes no allowance for netting arrangements.

	30 June	31 December	30 June
	2003	2002	2002
	£m	£m	£m

Exchange rate contracts	20,941	17,262	21,134
Interest rate contracts	76,883	64,460	37,732
Equity and commodity contracts	924	810	228

	98,748	82,532	59,094

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

8.	Derivatives (continued) Derivatives held for trading purposes The table below shows the notional principal amounts of trading instruments entered into with third parties.
	30 June	31 December	30 June
	2003	2002	2002
	£bn	£bn	£bn

Exchange rate contracts	1,241.8	899.0	883.4
Interest rate contracts	5,072.2	3,922.4	3,817.4
Equity and commodity contracts	28.3	23.5	16.2

The table below shows the fair values (which, after netting, are the balance sheet values) of trading instruments entered into with third parties.
	30 June 2003		31 December 2002		30 June 2002
	Fair value		Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Exchange rate contracts	20,905	22,392	17,217	18,625	21,110	21,799
Interest rate contracts	76,364	76,556	64,072	64,420	37,366	37,715
Equity and commodity
contracts	867	599	733	496	259	268

	98,136	99,547	82,022	83,541	58,735	59,782
Netting	(83,374)	(83,374)	(68,812)	(68,812)	(47,417)	(47,417)

	14,762	16,173	13,210	14,729	11,318	12,365

Derivatives held for purposes other than trading

The Group uses derivatives to manage specific interest rate positions relating to assets and liabilities and to hedge foreign currency exposures. The Group establishes non-trading derivative positions with third parties and through intra-company and intra-Group transactions with the Group’s independent trading operations. The table below shows the notional principal amounts of the Group’s non-trading derivatives (third party and internal).

	30 June	31 December	30 June
	2003	2002	2002
	£bn	£bn	£bn

Exchange rate contracts	16.3	14.1	13.8
Interest rate contracts	127.6	113.7	115.2
Equity and commodity contracts	1.7	2.2	0.9

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated shareholders’ funds
	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m
Called-up share capital
At beginning of period	754	893	893
Shares issued during the period	10	7	11
Preference shares redeemed during the period	-	(150)	(150)

At end of period	764	750	754

Share premium account
At beginning of period	7,608	7,465	7,465
Currency translation adjustments	(30)	(130)	(283)
Shares issued during the period	557	485	685
Preference shares redeemed during the period	-	(268)	(268)
Other movements	6	6	9

At end of period	8,141	7,558	7,608

Merger reserve
At beginning of period	11,455	12,029	12,029
Transfer to profit and loss account	(287)	(287)	(574)

At end of period	11,168	11,742	11,455

Revaluation reserve
At beginning of period	80	113	113
Revaluation of premises	-	-	(33)

At end of period	80	113	80

Other reserves
At beginning of period	387	212	212
Redemption of preference shares	-	150	150
Transfer of increase in value of
long-term assurance business	10	3	25

At end of period	397	365	387

Profit and loss account
At beginning of period	6,768	5,956	5,956
Currency translation adjustments and other
movements	41	7	27
Retention for the period	1,314	968	704
Employee share option payments	(12)	(11)	(136)
Redemption of preference shares	(364)	(332)	(332)
Goodwill previously written off	40	-	-
Transfer from merger reserve	287	287	574
Transfer of increase in value of
long-term assurance business	(10)	(3)	(25)

At end of period	8,064	6,872	6,768

Closing shareholders’ funds	28,614	27,400	27,052

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Analysis of net cash inflow from operating activities
	First half	First half	Full year
	2003	2002	2002
	£m	£m	£m

Net cash inflow from trading activities	3,920	3,328	7,459
Increase in loans and advances to banks and
customers	(14,452)	(18,514)	(35,426)
Increase in deposits by banks and customers	11,677	12,723	33,895
(Increase)/decrease in securities	(2,901)	(3,864)	1,799
Increase in debt securities in issue	6,218	1,782	3,269
Settlement balances and short positions	6,270	6,541	482
Increase in other assets and liabilities	3,696	2,601	2,259

Net cash inflow from operating activities	14,428	4,597	13,737

11.	Litigation
Members of the Group are engaged in litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of business. The directors, after reviewing the actual, threatened and known potential claims against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

12.	Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2002 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

13.	Auditors’ review The interim results have been reviewed by the Group’s auditors, Deloitte & Touche LLP, and their review report is set out on page 47.
14.	Form 6-K A report on Form 6-K will be filed with the Securities and Exchange Commission in the United States.

The profit and loss account presented in the Form 6-K will be the statutory profit and loss account as set out on page 25 of this announcement, which includes goodwill amortisation and integration costs in the captions prescribed by the Companies Act 1985. The Financial Review included in the Form 6-K will be based on the statutory profit and loss account.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by geographical area and type of customer.

		30 June	31 December	30 June
		2003	2002	2002
		£m	£m	£m
UK
Central and local government		627	1,521	1,300
Manufacturing		7,167	7,386	6,730
Construction		4,055	3,468	3,235
Finance		13,508	12,396	15,208
Service industries and business activities		28,717	26,022	27,177
Agriculture, forestry and fishing		2,756	2,463	2,511
Property		18,906	15,939	13,558
Individuals	- home mortgages	44,240	42,101	39,501
	- other	23,793	22,255	21,366
Finance leases and instalment credit		11,577	11,723	11,624

		155,346	145,274	142,210
Overseas residents		27,539	23,657	24,737

Total UK offices		182,885	168,931	166,947

Overseas
US		49,766	41,008	31,646
Rest of the World		20,039	17,305	15,141

Total overseas offices		69,805	58,313	46,787

Loans and advances to customers – gross		252,690	227,244	213,734
Provisions for bad and doubtful debts		(3,964)	(3,920)	(3,850)

Total loans and advances to customers		248,726	223,324	209,884

Reverse repurchase agreements included in the analysis above:

	30 June	31 December	30 June
	2003	2002	2002
	£m	£m	£m

Central and local government	358	1,000	1,150
Finance	8,436	5,186	8,650

	8,794	6,186	9,800
Overseas residents	3,310	1,287	1,505

Total UK offices	12,104	7,473	11,305
Overseas
US	18,038	14,184	8,093
Rest of the World	301	284	184

Total	30,443	21,941	19,582

Loans and advances to customers excluding
reverse repurchase agreements - net	218,283	201,383	190,302

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Cross border outstandings

The table below sets out the Group’s cross border outstandings in excess of 0.75% of Group total assets (including acceptances) of £451.4 billion (31 December 2002 - £414.4 billion; 30 June 2002 - £399.4 billion). None of these countries have experienced repayment difficulties which have required refinancing of outstanding debt.

	30 June	31 December	30 June
	2003	2002	2002
	£m	£m	£m

US	14,504	11,658	7,986
Germany	10,648	10,464	9,424
France	7,242	5,971	4,563
Netherlands	7,090	6,318	4,996
Cayman Islands	6,611	6,897	6,333
Japan	5,250	3,156	*
Spain	3,997	*	3,476
Italy	3,978	3,867	*
Canada	3,426	*	*

* less than 0.75% of Group total assets (including acceptances).

Selected country exposures

The table below details exposures to countries that are sometimes considered as having a higher credit and foreign exchange risk.

	30 June 2003			31 December 2002			30 June 2002
		Non-			Non-			Non-
	Bank	bank	Total	Bank	bank	Total	Bank	bank	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Argentina	29	11	40	30	15	45	35	16	51
Brazil	-	10	10	-	14	14	42	22	64
Turkey	7	83	90	25	65	90	29	103	132
Venezuela	-	108	108	-	115	115	-	111	111

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued) Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

	30 June	31 December	30 June
	2003	2002	2002
	£m	£m	£m
Loans accounted for on a non-accrual basis (2):
Domestic	3,404	3,077	3,085
Foreign	1,177	1,098	897

	4,581	4,175	3,982

Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
Domestic	306	363	494
Foreign	61	129	145

	367	492	639

Loans not included above which are ‘troubled
debt restructurings’ as defined by the SEC:
Domestic	96	144	78
Foreign	39	60	92

	135	204	170

Total risk elements in lending	5,083	4,871	4,791

Potential problem loans (4)
Domestic	871	639	897
Foreign	104	544	333

	975	1,183	1,230

Closing provisions for bad and doubtful debts
as a % of total risk elements in lending	78%	81%	80%

Closing provisions for bad and doubtful debts
as a % of gross loans and advances to customers	1.57%	1.73%	1.80%

Risk elements in lending as a % of gross loans
and advances to customers	2.01%	2.14%	2.24%

Notes:
1)	For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

2)	The Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group generally account for loans on a non-accrual basis when interest or principal is past due 90 days.

3)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
4)	Loans that are current as to payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts

	First half 2003		Full year 2002		First half 2002
	Specific	General	Specific	General	Specific	General
	£m	£m	£m	£m	£m	£m

Provisions at beginning of period
Domestic	2,232	349	2,123	344	2,123	344
Foreign	1,098	248	916	270	916	270

	3,330	597	3,039	614	3,039	614

Currency translation and other
adjustments
Domestic	4	-	11	(15)	7	3
Foreign	(12)	2	(56)	(2)	(23)	(5)

	(8)	2	(45)	(17)	(16)	(2)

Acquisitions
Domestic	-	-	11	-	-	-
Foreign	10	-	12	-	-	-

	10	-	23	-	-	-

Amounts written-off
Domestic	(506)	-	(743)	-	(313)	-
Foreign	(234)	-	(293)	-	(111)	-

	(740)	-	(1,036)	-	(424)	-

Recoveries of amounts written-off
in previous periods
Domestic	15	-	37	-	20	-
Foreign	19	-	26	-	14	-

	34	-	63	-	34	-

Charged to profit and loss account
Domestic	482	14	793	20	474	1
Foreign	259	(9)	493	(20)	135	1

	741	5	1,286	-	609	2

Provisions at end of period (2)
Domestic	2,227	363	2,232	349	2,311	348
Foreign	1,140	241	1,098	248	931	266

	3,367	604	3,330	597	3,242	614

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts (continued)

	30 June	31 December	30 June
	2003	2002	2002
	£m	£m	£m

Gross loans and advances to customers
Domestic	155,346	145,274	142,210
Foreign	97,344	81,970	71,524

	252,690	227,244	213,734

Closing customer provisions as a % of gross
loans and advances to customers (3)
Domestic	1.67%	1.78%	1.87%
Foreign	1.41%	1.63%	1.67%
Total	1.57%	1.73%	1.80%

Customer charge against profit (annualised) as
a % of gross loans and advances to customers
Domestic	0.64%	0.56%	0.67%
Foreign	0.51%	0.58%	0.38%
Total	0.59%	0.57%	0.57%

Notes:
1)	For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

2)	Includes closing provisions against loans and advances to banks of £7 million (31 December 2002 - £7 million; 30 June 2002 - £6 million).

3)	Closing customer provisions exclude closing provisions against loans and advances to banks.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the trading and treasury VaR for the Group, which assumes a 95% confidence level and a one-day time horizon.

		Six months to 30 June
	At 30 June	Maximum	Minimum	Average
	£m	£m	£m	£m
Trading
2003	11.5	12.8	8.0	10.8
2002	9.7	11.3	7.0	8.9

Treasury
2003	10.0	10.0	5.6	7.3
2002	4.1	4.8	3.6	4.1

The Group's VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

  Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

  VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

  VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

  The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure; such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS AND OTHER INFORMATION

	30 June		31 December		30 June
	2003		2002		2002

Capital base (£m)
Ordinary shareholders’ funds and minority interests	13,321		11,169		10,889
Preference shares and tax deductible securities	6,137		5,986		5,915

Tier 1 capital	19,458		17,155		16,804
Tier 2 capital	14,941		13,271		12,644
Tier 3 capital	-		-		164

	34,399		30,426		29,612
Less: investments in insurance companies, associated
undertakings and other supervisory deductions	(2,707)		(3,146)		(2,980)

	31,692		27,280		26,632

Weighted risk assets (£m)
Banking book
- on-balance sheet	209,500		193,800		185,300
- off-balance sheet	34,200		28,700		29,700
Trading book	13,400		11,500		10,800

	257,100		234,000		225,800

Risk asset ratio
- tier 1	7.6%		7.3%		7.4%
- total	12.3%		11.7%		11.8%

Share price	£17.00		£14.88		£18.60

Number of shares in issue	2,942	m	2,901	m	2,888	m

Market capitalisation	£50.0	bn	£43.2	bn	£53.7	bn

Net asset value per ordinary share	£8.67		£8.12		£8.22

Employee numbers
Corporate Banking and Financial Markets*	16,100		16,900		17,000
Retail Banking	30,000		30,100		29,500
Retail Direct	7,000		7,000		6,500
Manufacturing*	21,200		21,900		22,700
Wealth Management*	5,500		6,000		6,400
Direct Line Group	11,000		10,500		10,300
Ulster Bank	4,500		4,400		4,700
Citizens	13,800		13,300		12,700
Centre	1,700		1,700		1,700

Group total	110,800		111,800		111,500

Acquisitions in the six months ended 30 June 2003	(500)

Underlying	110,300

* prior periods have been restated to reflect the transfer in the first half of 2003 of certain activities from Corporate Banking and Financial Markets and Wealth Management to Manufacturing.

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS

Reconciliation between UK and US GAAP

The following tables summarise the significant adjustments which would result from the application of US generally accepted accounting principles (‘US GAAP’) instead of UK GAAP.

First half	First half	Full year
2003	2002	2002
Consolidated statement of income	£m	£m	£m
Profit attributable to ordinary shareholders – UK GAAP	1,745	1,336	1,971
Adjustments in respect of:
Acquisition accounting	22	-	-
Amortisation of goodwill	366	339	681
Property depreciation	(12)	(5)	(18)
Loan fees and costs	(20)	(47)	(72)
Pension costs	(168)	(42)	(58)
Long-term assurance business	(13)	(17)	(37)
Leasing	(33)	(33)	(71)
Derivatives and hedging	(243)	104	770
Software development costs	(123)	163	283
Tax effect on the above adjustments	160	(38)	(261)
Deferred taxation	-	(46)	(80)

Net income available for ordinary shareholders
- US GAAP	1,681	1,714	3,108

Dividend per ordinary share - paid during the period	31.0	p	27.0	p	39.7	p

30 June	31 December	30 June
2003	2002	2002
Consolidated shareholders' equity	£m	£m	£m
Shareholders' funds - UK GAAP	28,614	27,052	27,400
Adjustments in respect of:
Acquisition accounting	440	418	418
Goodwill	1,867	1,541	1,199
Property revaluation and depreciation	(289)	(277)	(297)
Proposed dividend	431	899	368
Loan fees and costs	(261)	(241)	(216)
Pension costs	174	342	358
Recognition of pension scheme minimum liability	(3,393)	(3,568)	-
Long-term assurance business	(134)	(121)	(101)
Leasing	(198)	(165)	(127)
Available-for-sale securities	147	284	326
Derivatives and hedging	643	535	(5)
Perpetual regulatory tier one securities	733	751	793
Software development costs	837	960	840
Tax effect on cumulative UK/US GAAP adjustments	(301)	(461)	(238)
Tax effect on other comprehensive income	900	1,013	7
Deferred taxation	(34)	(34)	(97)

Shareholders’ equity – US GAAP	30,176	28,928	30,628

Total assets
Total assets under US GAAP, which include acceptances and the grossing-up of certain repurchase balances offset under UK GAAP, together with the affect of adjustments made to net income and shareholders’ equity were £472 billion (31 December 2002 - £431 billion; 30 June 2002 - £417 billion).

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as ‘Chairman’s statement’, ‘Group Chief Executive’s review’ and ‘Financial review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

INDEPENDENT REVIEW REPORT TO THE ROYAL BANK OF SCOTLAND GROUP plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2003 which comprises the statutory consolidated profit and loss account, the consolidated balance sheet, the statement of consolidated total recognised gains and losses, the reconciliation of movements in consolidated shareholders’ funds, the consolidated cash flow statement, the divisional performance disclosures and related notes 1 to 14. We have read the other information contained in this interim results announcement and, solely on that basis, have considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board ("the Bulletin"). Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim results announcement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results announcement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in the Bulletin for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Deloitte & Touche LLP
Chartered Accountants
Edinburgh
4 August 2003

THE ROYAL BANK OF SCOTLAND GROUP plc

CONTACTS

Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2033

Fred Watt	Group Finance Director	020 7672 0008
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

5 August 2003

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 August 2003

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By:

Name:	H Campbell
Title:	Head of Group Secretariat